Exhibit 99.1

TURBOSONIC TECHNOLOGIES PRESENTS FULL YEAR OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
September 27, 2010

TurboSonic Technologies, Inc. (OTC Bulletin Board – TSTA), a global provider of clean air technologies, presents the following operating results for the fiscal year ended June 30, 2010:

	Twelve Months Ended
	06/30/2010	06/30/2009
	US Dollars
Total Revenues	$13,886,053	$25,405,475
(Loss) Income before Provision for (Recovery of) Income Taxes	$(1,885,635)	$2,185,143
Net (Loss) Income	$(975,153)	$1,555,905
Basic (Loss) Earnings per Share	$(0.06)	$0.10
Weighted Average Number of Shares Outstanding	15,137,528	15,130,054

Edward Spink, TurboSonic CEO, commented, “The operating results for our 2010 fiscal year were disappointing but not unexpected, in view of our major customers deferring capital expenditures, following the trend that began in 2009. Anticipating these market uncertainties, we instituted additional cost containment measures in the third quarter to further manage cash outflows.

We reported an increase in customer activity in our third quarter 2010 financial release. This resulted in an order backlog entering the 2011 fiscal year of US$3 million. Subsequent to the June 30 2010 fiscal year end, we have received approximately US$2 million in new orders. We have also received a letter of award from a customer for US$3.6 million for a SonicKleen™ wet electrostatic precipitator (WESP). This project award is subject to receiving a notice to proceed, which, based on discussions with our customer, we anticipate receiving by the end of December 2010.

We continued to invest in the development of our intellectual property during the fiscal year. Two patents related to our SonicKleen™ wet electrostatic precipitator were issued during the fiscal year, further strengthening our value proposition of low maintenance, reliability and life-cycle costs.

We continue on our mission for diversification of geographic coverage, products and applications. In addition to our traditional regulation-driven markets, we are developing business opportunities in non-regulation driven markets, especially those that provide the customer with a return on investment. These objectives also address today’s environmental challenges of reducing carbon footprint and reliance on non-renewable fuels.

New US air pollution control regulations recently promulgated and to be finalized this year are expected to generate a strong demand for our products. According to the US EPA (Environmental Protection Agency), an investment of US$9.5 billion will be required by US industry to comply with new Boiler MACT (Maximum Achievable Control Technology) rules alone. The new Boiler MACT rule targets emissions from over 13,000 industrial boilers and process heaters at 1,600 facilities in the US. The EPA is required by court order to promulgate final Boiler MACT rules by December 16, 2010. Publication in the Federal Register and the effective date of such rules may not occur until early 2011. A new rule referred to as “Portland Cement MACT” for the Cement industry was published in the Federal Register in September 2010, and will become effective on November 8, 2010, and a new rule for sulfur dioxide emissions control became effective on August 23, 2010. The US EPA expects these regulations to require significant investments in clean air technologies during the 3-year compliance timeframes applied to each rule. These regulations represent what we believe to be an exceptional opportunity for our Company.”

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol & Biofuels, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-K and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA - News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Inc. Italian Branch
550 Parkside Drive	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Bollate, Milano, 20021, Italy
Tel: 519-885-5513	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 39-02-33301943
info@turbosonic.com	info.eu@turbosonic.com